Exhibit 99.165

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

The Valens Company Inc. (“Valens” or the “Company”)

96 Spadina Avenue, Suite 400

Toronto, Ontario M5V 2J6

Item 2	Date of Material Change

June 18, 2021

Item 3	News Release

A press release describing the material change was disseminated by Valens on June 21, 2021 through Cision and can be found on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

Valens today announced the closing of its previously announced acquisition of all the issued and outstanding shares of Green Roads and its manufacturing subsidiary (collectively, “Green Roads”). The cash and share transaction consideration totaled US$40 million, plus up to an additional US$20 million in contingent consideration payable upon the purchased business achieving certain EBITDA milestones (the “Milestones”). If all the Milestones are met in 2022, the transaction represents approximately 4.5x fiscal 2022 EBITDA (based on Green Roads’ audited financial statement for 2020 and a USD/CAD exchange rate of 1.25 as of April 23, 2021, where applicable).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Valens today announced the closing of its previously announced acquisition of all the issued and outstanding shares of Green Roads. The cash and share transaction consideration totaled US$40 million, plus up to an additional US$20 million in contingent consideration payable upon the purchased business achieving certain Milestones. If all the Milestones are met in 2022, the transaction represents approximately 4.5x fiscal 2022 EBITDA (based on Green Roads’ audited financial statement for 2020 and a USD/CAD exchange rate of 1.25 as of April 23, 2021, where applicable).

For a full description of the material change, please refer to the press release of the Company dated June 21, 2021.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Further information regarding the matters described in this report may be obtained from:

Jeff Fallows

President

The Valens Company Inc.

96 Spadina Avenue, Suite 400

Toronto, Ontario M5V 2J6

(647) 956-8254 or ir@thevalenscompany.com

Item 9	Date of Report

June 21, 2021